FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

March 17, 2004

Commission File Number 000-30838

InfoVista S.A.

(Translation of registrant’s name into English)

6, rue de la Terre de Feu

91940 Les Ulis, France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ❑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ❑	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ❑	No: ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ❑	No: ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures:  InfoVista Repurchases 1.1 million share block, underscoring confidence in its prospects

FOR IMMEDIATE RELEASE	Contact:	Karena D’Arcy
Investor Relations Manager
+33 (0)1 64 86 79 00
ktay@infovista.com
- or -
Noah Schwartz
Taylor Rafferty (London)
+44 (0)20 7936 0400
infovista@taylor-rafferty.co.uk
- or -
Delia Cannan
Taylor Rafferty (New York)
(212)889-4350
infovista@taylor-rafferty.com

INFOVISTA REPURCHASES 1.1 MILLION SHARE BLOCK

UNDERSCORING CONFIDENCE IN ITS PROSPECTS

Alain Tingaud, Chairman and CEO, Also Raises Stake

Paris, France and Herndon, Virginia – March 17, 2004 – InfoVista (NASDAQ:  IVTA – Nouveau Marché: FR0004031649), a leading provider of intelligent performance management software solutions, today announced that it has purchased a block of 1.1 million ordinary shares of InfoVista SA, as part of the Company’s share repurchase program, approved by the Shareholders’ Meeting of December 15, 2003.  The block was offered by one of the company’s largest shareholders, Société Centrale d’Investissements, as part of its ongoing portfolio management activities.

In addition, Alain Tingaud, Chairman and Chief Executive Officer, purchased 350,000 ordinary shares from the same institution.

Both transactions were carried out today at a discount to the average share price in the past month.

Following this transaction, the Company owns a total of 1.8 million treasury shares, or 9.7% of all shares outstanding.

Alain Tingaud commented, “InfoVista’s investment in its own shares – as well as my personal investment to raise my interest in the company – underscore our commitment to the Company’s future.”

About InfoVista

InfoVista is the global leader in Business Technology Intelligence (BTI). BTI provides timely, relevant and actionable insights to maximize the value of business technology. Our approach to BTI incorporates context-sensitive, pre-packaged solutions that generate breakthrough improvements in business effectiveness and IT efficiency. An interactive Portal provides personalized dashboards and views that enable stakeholders at every level in an organization to align decisions and actions with business priorities. Eighty percent of the world’s largest service providers as ranked by Fortune®, as well as leading Global 2000 enterprises, have selected InfoVista to maximize the value of their business technology assets. Representative customers include Cable & Wireless, Cingular, Deutsche Telekom, SingTel, British Telecom, France Télécom, Wachovia Bank, Banques Populaires, Banque de France, Shell and BASF. InfoVista stock is traded on the NASDAQ (IVTA) and the Nouveau Marché (FR0004031649). For more information about the company, please visit www.infovista.com.

Cautionary Statement for Purposes of the “Safe Harbor” Provisions of the Private Securities Litigation Reform Act of 1995: Except for historical information contained herein, the matters discussed in this news release are “forward looking statements.” These statements involve risks and uncertainties which could cause actual results to differ materially from those in such forward-looking statements; including, without limitation, risks and uncertainties arising from the rapid evolution of our markets, competition, market acceptance of our products, our dependence upon spending by the telecommunications industry and our ability to develop and protect new technologies. For a description of other factors which might affect our actual results, please see the “Risk Factors” section and other disclosures in InfoVista’s public filings with the US Securities & Exchange Commission and French Commission des Opérations de Bourse. Readers of this news release are cautioned not to put undue reliance on any forward-looking statement. The Company undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

InfoVista is a registered trademark of InfoVista, S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, InfoVista S.A. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InfoVista S.A.

Date: March 17, 2004	By:	/s/ Philippe Ozanian

Name: Philippe Ozanian
Title: Chief Financial Officer